FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 24 March 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









                              UPDATE ON ADOPTION OF
                    INTERNATIONAL FINANCIAL REPORTING STANDARDS

(London - 24 March 2005) International Power adopted International Financial Reporting Standards (IFRS) on 1 January 2005. To assist in communicating the impact of the transition to IFRS, International Power will today present its unaudited results for the year ended 31 December 2004 in accordance with IFRS.

Mark Williamson, Chief Financial Officer of International Power, said, "The financial information provided today shows that IFRS would not have had a significant impact on International Power's 2004 results. We confirm that our 2005 earnings guidance for EPS at 11.0p to 12.5p remains unchanged under IFRS."

The impact of IFRS on the 2004 results is set out in the following table.


Year ended 31 December 2004                                           Proforma
                                             UK GAAP        IFRS          IFRS
                                                       excluding     including
                                                       IAS 32/39     IAS 32/39
-------------------------------------------------------------------------------
                                                GBPm        GBPm          GBPm
Excluding exceptional and non recurring
items
-------------------------------------------------------------------------------
Profit before interest and tax                   287         288           289
Profit for the financial year                    108         112           107
EPS (basic)                                      8.3p        8.6p          8.2p
-------------------------------------------------------------------------------
Including exceptional and non recurring
items
-------------------------------------------------------------------------------
Profit before interest and tax                   302         303           304
Profit for the financial year                     94          98            94
EPS (basic)                                      7.2p        7.5p          7.2p
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Shareholders' equity                           1,825       1,833         1,799
-------------------------------------------------------------------------------
(Presented under UK GAAP format)


Although International Power does not intend to retrospectively adopt IAS 32 and 39, proforma results including the impact of those standards is shown for illustrative purposes. Further developments and guidance on the implementation of IFRS reporting may impact the 2004 results shown above, although a material change is not anticipated.

For further information please contact:

Investor Contact:                       Media Contact:
Anna Hirst                              Sara Richardson
Tel: +44 (0)20 7320 8788                Tel: +44 (0)20 7320 8619
Mob: 07989 492 744                      Mob: 07989 492 740


About International Power

International Power plc is a leading independent electricity generating company with 15,486 MW (net) in operation and 1,713 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on
2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Notes to Editors:

Basis of Preparation:

The Group results for the year ended 31 December 2004 have been prepared under IFRS from the UK GAAP results through the application of the appropriate IFRS adjustments. The Group intends to implement IFRS using the following transitional options as provided under IFRS 1 and the numbers presented have been prepared on this basis:

   - IFRS 3 - Business Combinations will not be applied to combinations before 1 January 2004
   - IAS 16 - Fixed Assets will be recognised at existing net book values on adoption of IFRS
   - IAS 32/39 - Derivatives, including convertible bonds, will not be retrospectively marked to market in 2004
   - IAS 21 - Cumulative foreign exchange differences in reserves will be deemed to be zero on adoption of IFRS

An assessment of the impact of IAS 32 and 39 on the 2004 results is also included in the presentation. These impacts are separately presented for clarity and to provide an indication of the volatility experienced in 2004, as a result of adopting IAS 32 and 39.

The Group will continue to monitor future developments in IFRS reporting and any further guidance issued by the IASB prior to full adoption. The transitional arrangements for the Group's implementation of IFRS reporting and the valuation of the adjustments presented here will be finalised upon full adoption of IFRS reporting.

The amounts presented for the Group's 2004 IFRS results have not been audited. In due course, the 2004 results under IFRS will be subject to audit and will take into account further developments and guidance in the practical implementation of IAS 39.

Main standards impacting on International Power

   - Employee benefits (IAS 19) - Pensions
   - Income taxes (IAS 12) - Deferred Tax
   - Impairment of assets (IAS 36) - Goodwill
   - Share based payments (IFRS 2)
   - Events after the Balance Sheet date (IAS 10) - Dividends

Other standards which impact future reporting

   - Financial instruments: disclosure and presentation (IAS 32) - convertible bonds
   - Financial instruments: recognition and measurement (IAS 39) - derivatives

Description of key GAAP differences

Pensions (IAS 19)

Under UK GAAP, pension costs are accounted for as prescribed by SSAP 24. Any actuarial gains and losses in the pension schemes are described in a note to the accounts, as prescribed by FRS 17, but are not recognised on the balance sheet. Under IFRS, the pension schemes' surpluses and deficits are recognised in full on 1 January 2004, with a corresponding adjustment to reserves. The Group has elected to apply the corridor method for recognising future actuarial gains and losses. Therefore these will be recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

The Group recognised GBP11 million net pension liabilities on adoption of IFRS and the pension costs for 2004 are GBP1 million lower than under UK GAAP.

Deferred Tax (IAS 12)

Under UK GAAP, a deferred tax asset or liability is not recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition. Under IFRS, deferred tax is recognised on this difference.

The Group recognised a net deferred tax liability of GBP31 million on adoption of IFRS, which increased to GBP281 million by the end of 2004 due to acquisitions in the year. The tax charge for 2004 is GBP1 million lower than under UK GAAP.

Goodwill (IAS 36)

Under UK GAAP, positive goodwill is capitalised and amortised over its estimated useful life, assumed to be no greater than 20 years. Negative goodwill is held within fixed assets and released to the profit and loss account over the period in which the fair value of the related purchased plant is recovered. Under IFRS, positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill on the balance sheet at the date of adoption to IFRS is written back with a corresponding adjustment to retained earnings. Negative goodwill arising on future acquisitions will be recognised directly in the profit and loss.

Under IFRS, net profit was GBP2 million higher than under UK GAAP due to the reversal of goodwill amortisation on fixed asset investments. In addition, negative goodwill of GBP6 million has been written back to reserves on adoption of IFRS.

Share based payments (IFRS 2)

Under UK GAAP, no cost is recorded for employee share ownership plans (ESOPs). For other share based payments a cost is accrued based on the cost of the shares purchased to meet grants under the schemes. Under IFRS, a charge arises for both ESOPs and other share based schemes based on actuarial valuations of the fair value of the option or scheme at the time of granting.

The adoption of IFRS 2 has no significant impact on operating profit of the Group in 2004. A GBP1 million tax credit was recorded derived from the year end market valuation of options in the schemes. Net assets of GBP2 million are recognised on adoption of IFRS.

Dividends (IAS 10)

Under UK GAAP, final ordinary cash dividends are recognised in the financial year in respect of which they are proposed by the Board of Directors. Under IFRS, such dividends are not accrued until they are approved at the AGM.

The impact of this difference is to reverse the 2004 proposed dividend of GBP37 million recorded under UK GAAP. This will be accrued on the balance sheet and charged to the profit and loss account in 2005.

Convertible bonds (IAS 32)

Under UK GAAP, convertible bonds are included within debt until such time as they are converted, when the carrying amount of the debt is transferred to equity. Under IFRS, split accounting of the compound instrument is required, separating debt from any equity component or other embedded derivatives. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any other embedded derivatives would be marked to market through the profit and loss account at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The retrospective impact of adopting these standards would be an increase in the interest charge in 2004 of GBP4 million relating to the accretion of the discounted value of debt. In addition, an additional exceptional charge of GBP20 million would be recorded resulting from the mark to market adjustment on an embedded derivative within the convertible bond. This embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivatives (IAS 39)

Under UK GAAP, the Group recognises only derivatives of a speculative nature at fair value on the balance sheet with related gains or losses charged or credited to the profit and loss account. Gains or losses on hedging derivative instruments are recognised in the same period as the hedged transactions affect earnings.

Under IFRS, the Group recognises all qualifying derivatives at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the profit and loss account. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised in reserves (to the extent that the hedge is effective) and subsequently reclassified to the profit and loss account as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in earnings.

There is no impact on the results for 2004 as IAS 39 is not implemented retrospectively. The retrospective impact of IAS 39 would be a GBP2 million decrease in profit as a result of the amortisation of US facility fees written off under UK GAAP but reinstated under IFRS. In addition, there would be an exceptional increase in profit of GBP21 million, as the exceptional charge on the close out of interest rate swaps recorded in 2004 under UK GAAP, would have crystallised in 2003 under IFRS.

Net assets of GBP1 million would have been recognised if the standard were adopted on 1 January 2004, including the impact of accounting for convertible bonds.

Group Profit and Loss Account Under IFRS

Consolidated Profit and Loss Account
Year ended 31 December 2004
GBPm

                 UK GAAP   IAS 12    IAS 19    IFRS 2  IAS 10 -       Others        IFRS         IAS     Proforma
                      as  Income   Employee     Share      Post    including   excluding       32/39-        IFRS
               presented     Tax   Benefits     Based   Balance       IAS 36         IAS    Financial   including
                 in IFRS                     Payments     Sheet  Impairments       32/39  Instruments         IAS
                  format                                 Events                                             32/39

Revenue:
Group
and share
of
associates
and
joint
ventures           1,267                                                          1,267            1       1,268
Less: share
of associates
and
joint
ventures
revenue             (499)                                                          (499)                    (499)
               --------------------------------------------------------------------------------------------------
Group
Revenue              768       -         -         -         -            -         768            1         769
Cost of
sales               (672)                                                          (672)                    (672)
               --------------------------------------------------------------------------------------------------
Gross
profit                96       -         -         -         -            -          96            1          97
Other
operating
income                56                                                             56                       56
Other
operating
expenses             (42)                1                               (2)        (43)                     (43)
Exceptional
and non
recurring
items                 15                                                             15                       15
               --------------------------------------------------------------------------------------------------
Profit from
operations           125       -         1         -         -           (2)        124            1         125
Share of
results of
associates
and
joint
ventures             114                                                  2         116                      116
               --------------------------------------------------------------------------------------------------
Profit from
operations
and
fixed asset
investments          239       -         1         -         -            -         240            1         241
Net
financing
costs                (77)                                                           (77)          (6)        (83)
Exceptional
and non
recurring
items                (31)                                                           (31)           1         (30)
               --------------------------------------------------------------------------------------------------
Profit
before
tax                  131       -         1         -         -            -         132           (4)        128
Income tax
expense              (28)      1                   1                      1         (25)                     (25)
               --------------------------------------------------------------------------------------------------
Profit
after
tax                  103       1         1         1         -            1         107           (4)        103
Minority
interest             (11)                                                           (11)                     (11)
Exceptional
and non
recurring
items                  2                                                              2                        2
               --------------------------------------------------------------------------------------------------
Net profit
for
the year              94       1         1         1         -            1          98           (4)         94
Dividends            (37)                                   37
               --------------------------------------------------------------------------------------------------
Retained
profit for
the
year                  57       1         1         1        37            1          98           (4)         94
               ==================================================================================================


Opening Balance Sheet Under IFRS

As at 31 December 2003
GBPm

                   UK GAAP as    IAS 12    IAS 19    IFRS 2        Others        IFRS   IAS 32/39-      Proforma
                    presented    Income  Employee     Share     including   excluding    Financial          IFRS
                      in IFRS       Tax  Benefits     Based        IAS 36   IAS 32/39  Instruments     including
                      format)                      Payments   Impairments                              IAS 32/39

Assets
Non-current assets
Property, plant and
equipment               2,048                                                   2,048                      2,048
Goodwill and
intangible assets           1                                           8           9                          9
Investments               536                                                     536           (8)          528
Long term receivables       -                                                       -                          -
Derivative financial
instruments                 -                                                       -            22           22
Deferred tax assets         -                   4         1                         5            20           25
                    ---------------------------------------------------------------------------------------------
Total non-current
assets                  2,585         -         4         1             8       2,598            34        2,632

Current assets
Inventories                65                                                      65                         65
Receivables
and prepayments           160                                                     160            (5)         155
Derivative financial
instruments                 -                                                       -            70           70
Cash and cash
equivalents               743                                                     743                        743
                    ---------------------------------------------------------------------------------------------
Total current assets      968         -         -         -             -         968            65        1,033
                    ---------------------------------------------------------------------------------------------
Total assets            3,553         -         4         1             8       3,566            99        3,665
                    =============================================================================================
Equity and Liabilities

Total shareholders'
equity                 (1,521)       31        11        (2)           (5)     (1,486)                    (1,486)

Minority interest         (39)                                                    (39)           (1)         (40)

Non-current liabilities
Loans, bonds and other
creditors                (909)                                                   (909)           40         (869)
Retirement benefit
obligation                  -                 (15)                                (15)                       (15)
Derivative financial
instruments                 -                                                       -           (62)         (62)
Deferred tax
liabilities              (205)      (31)                                         (236)          (32)        (268)
Provisions                (33)                                                    (33)                       (33)
                    ---------------------------------------------------------------------------------------------
Total
non-current
liabilities            (1,147)      (31)       (15)       -             -      (1,193)          (54)      (1,247)

Current liabilities
Loans, bonds
and other
creditors                (760)                            1            (3)       (762)                      (762)
Derivative financial
instruments                 -                                                       -           (44)         (44)
Tax liabilities           (86)                                                    (86)                       (86)
                    ---------------------------------------------------------------------------------------------
Total current
liabilities              (846)        -          -        1            (3)       (848)          (44)        (892)
                    ---------------------------------------------------------------------------------------------
Total equity and
liabilities            (3,553)        -         (4)      (1)           (8)     (3,566)          (99)      (3,665)
                    ---------------------------------------------------------------------------------------------

Some balance sheet captions have been combined for this press release. A more detailed balance sheet will be prepared for the 2005 results


Closing Balance Sheet Under IFRS

Consolidated Balance Sheet

As at 31 December 2004
GBPm

                 UK GAAP  IAS 12    IAS 19    IFRS 2  IAS 10 -       Others        IFRS         IAS     Proforma
                      as  Income  Employee     Share      Post    including   excluding       32/39-        IFRS
               presented     Tax  Benefits     Based   Balance       IAS 36         IAS    Financial   including
                 in IFRS                    Payments     Sheet  Impairments       32/39 instruments         IAS
                 format)                                Events                                             32/39

Assets

Non-current
assets
Property,
plant and
equipment          3,654                                                          3,654                    3,654
Goodwill and
intangible
assets                 2     239                                          8         249                      249
Investments        1,251                                                  2       1,253           (9)      1,244
Long term
receivables          581                                                            581                      581
Derivative
financial
instruments            -                                                              -           14          14
Deferred tax
assets                 -      24         4         3                      1          32           21          53
                -------------------------------------------------------------------------------------------------
Total
non-current
assets             5,488     263         4         3          -          11       5,769           26       5,795

Current
assets
Inventories           87                                                             87                       87
Receivables
and
prepayments          234                                                            234           (3)        231
Derivative
financial
instruments            -                                                              -           48          48
Cash and cash
equivalents          612                                                            612                      612
                -------------------------------------------------------------------------------------------------
Total current
assets               933       -         -         -         -            -         933           45         978
                -------------------------------------------------------------------------------------------------
Total assets       6,421     263         4         3         -           11       6,702           71       6,773
                =================================================================================================
Equity and
Liabilities

Total
shareholders'
equity            (1,825)     30        10        (5)      (37)          (6)     (1,833)          34      (1,799)

Minority
interest            (237)     12                                                   (225)           3        (222)

Non-current
liabilities
Loans, bonds
and other
creditors         (3,384)                                                        (3,384)         157      (3,227)
Retirement
benefit
obligation           (15)              (14)                                         (29)                     (29)
Derivative
financial
instruments            -                                                              -         (207)       (207)
Deferred tax
liabilities         (354)   (305)                                                  (659)         (18)       (677)
Provisions           (35)                                                           (35)                     (35)
                -------------------------------------------------------------------------------------------------
Total
non-current
liabilities       (3,788)   (305)      (14)        -         -            -      (4,107)         (68)     (4,175)

Current
liabilities
Loans, bonds
and other
creditors           (488)                          2        37           (5)       (454)                    (454)
Derivative
financial
instruments            -                                                              -          (40)        (40)
Tax
liabilities          (83)                                                           (83)                     (83)
                -------------------------------------------------------------------------------------------------
Total current
liabilities         (571)      -         -         2        37           (5)       (537)         (40)       (577)
                -------------------------------------------------------------------------------------------------
Total equity
and
liabilities       (6,421)   (263)       (4)       (3)        -          (11)     (6,702)         (71)     (6,773)
                =================================================================================================


Some balance sheet captions have been combined for this press release. A more detailed balance sheet will be prepared for the 2005 results

Reconciliation of profit and loss account to summary


Year ended 31 December 2004              UK GAAP          IFRS   Proforma IFRS
                                                     excluding       including
                                                     IAS 32/39       IAS 32/39
                                            GBPm          GBPm            GBPm

Profit before interest and tax (pre
exceptional)                                 287           288             289
Exceptional and non recurring items           15            15              15
                                         --------------------------------------
Profit before interest and tax (post
exceptional)                                 302           303             304
Share of associates and joint
ventures interest                            (46)          (46)            (46)
Share of associates and joint
ventures tax                                 (17)          (17)            (17)
                                         --------------------------------------
Profit from operations and fixed
asset investments                            239           240             241
                                         ======================================
Profit for the financial year
(pre exceptional)                            108           112             107
Exceptional and non         - Operating       15            15              15
recurring items             - Financing      (31)          (31)            (30)
                            - Minorities       2             2               2
                                         --------------------------------------
Profit for the financial year
(post exceptional)                            94            98              94
                                         ======================================
Weighted average number of
ordinary shares (million)                1,305.5       1,305.5         1,305.5

EPS (basic) - pre exceptional                8.3p          8.6p            8.2p
EPS (basic) - post exceptional               7.2p          7.5p            7.2p





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary